

December 30, 2008

via U.S. mail and facsimile

Tian Jia
Chief Executive Officer and Chief Financial Officer
Great Wall Builders Ltd.
2620 Fountainview # 115B
Houston, Texas 77057

> **Re:** **Item 4.02 Forms 8-K and 8-K/A**
> **Filed: November 12, 2008 and December 23, 2008**
> **Re:** **Form 10-Q/A**
> **Filed: November 24, 2008**
> **File No. 333-153182**

Dear Ms. Jia:

We reviewed your response letter dated December 23, 2008, and have the following comment.

1. Please amend your Form 10-Q/A for the period ended September 30, 2008 to appropriately address the following:
   - updated Item 4 disclosures should include the following:
     - a discussion of the failure of your auditor to review your interim financial statements as of September 30, 2008;
     - how the failure of your auditor to review your interim financial statements impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;
     - changes to internal controls over financial reporting; and
     - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent the future failure of the auditor to review your interim financial statements. Refer to Items 307 and 308(c) of Regulation S-K.
   - include all updated certifications, which refer to the Form 10-Q/A.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief